EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Three Months Ended
	Fiscal year ended March 31,					June 30,	June 30,
	2009	2010	2011	2012	2013	2012	2013
	(in millions)
Earnings:
(Loss) Income before income taxes	$(58.1)	$(12.8)	$5.1	$32.8	$42.6	$10.2	$10.0
Fixed charges:
Interest expense from continuing operations	12.7	12.6	13.2	13.5	13.2	3.3	3.2
Interest expense from discontinued operations	0.2	-	-	-	-	-	-
Amortization of deferred financing and bond discount	0.5	0.6	0.3	0.7	0.6	0.2	0.2
Interest portion of rental expense	1.9	1.8	1.7	1.5	1.3	0.3	0.3
Total Earnings	$(42.8)	$2.2	$20.3	$48.5	$57.7	$14.0	$13.7

Fixed charges:
Interest expense from continuing operations	$12.7	$12.6	$13.2	$13.5	$13.2	$3.3	$3.2
Interest expense from discontinued operations	0.2	-	-	-	-	-	-
Amortization of deferred financing and bond discount	0.5	0.6	0.3	0.7	0.6	0.2	0.2
Interest portion of rental expense	1.9	1.8	1.7	1.5	1.3	0.3	0.3
Total Fixed charges	$15.3	$15.0	$15.2	$15.7	$15.1	$3.8	$3.7

Ratio of earnings to fixed charges	(a)	(a)	1.3	3.1	3.8	3.7	3.7

(a)	For the years ended March 31, 2009 and 2010 earnings were insufficient to cover fixed charges by approximately $58.1 million and $12.8 million, respectively.